Creatable, Inc.
6827 Nancy Ridge Drive
San Diego, California 92121

August 8, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cara Wirth Dietrich King

Re:	Creatable, Inc. Request for Withdrawal of Offering Statement on Form 1-A File No. 024-11792

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated under the Securities Act of 1933, as amended, Creatable, Inc. (the “Company”), respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11792), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2022.

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company does not intend to pursue the contemplated public offering at this time. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are subject to the Offering Statement have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Respectfully, CREATABLE, INC. By: /s/ Allon Caidar Name: Allon Caidar Title: Chief Executive Officer